Exhibit 99.1

PRESS RELEASE

This press release is issued pursuant to National Instrument 62-104 – Take-Over Bids and Issuer Bids and National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues.

Santa Monica, California – January 25, 2023 – On November 30, 2022, James B. Rosenwald III of 121 W Torrance Blvd, Suite 100, Redondo Beach, California USA 90277, disposed of an aggregate 128,263 multiple voting shares in the capital of Glass House Brands Inc. (the “Issuer”), over which he exercised control or direction, by way of a gift in a private transaction, which decreased Mr. Rosenwald’s securityholding percentage of multiple voting shares of the Issuer from approximately 19.93% to approximately 17.23%.

Immediately before the transaction that triggered the requirement to issue this release, Mr. Rosenwald owned and/or exercised control or direction over an aggregate 947,669 multiple voting shares in the capital of the Issuer (each multiple voting share having 50 votes per share for the election of Directors and all other matters), representing approximately 19.93% of the Issuer’s then issued and outstanding multiple voting shares; owned and/or exercised control or direction over an aggregate 2,855,585 subordinate, restricted and limited voting shares (together the “Equity Shares”) (each Equity Share having one vote per share for the election of Directors and all other matters) representing approximately 5.39% of the Issuer’s then issued and outstanding Equity Shares. Mr. Rosenwald also owned and/or exercised control or direction over warrants entitling the purchase of an aggregate 303,096 Equity Shares of the Issuer; or, assuming exercise of the warrants, Mr. Rosenwald owned and/or exercised control or direction over a total of 3,158,681 Equity Shares of the Issuer representing approximately 5.96% of the Equity Shares on a post-conversion beneficial ownership and/or direction or control basis.

Immediately after the transaction that triggered the requirement to issue this release, Mr. Rosenwald owned and/or exercised control or direction over an aggregate 819,406 multiple voting shares in the capital of the Issuer representing approximately 17.23% of the Issuer’s then issued and outstanding multiple voting shares and owned and/or exercised control or direction over an aggregate 2,735,085 Equity Shares representing approximately 5.16% of the Issuer’s then issued and outstanding Equity Shares. Mr. Rosenwald also owned and/or exercised control or direction over warrants entitling the purchase of an aggregate 303,097 Equity Shares of the Issuer; or, assuming exercise of the warrants, Mr. Rosenwald owned and/or exercised control or direction over a total of 3,038,182 Equity Shares of the Issuer representing approximately 5.73% of the Equity Shares on a post-conversion beneficial ownership and/or direction or control basis.

The investments in the Issuer will be evaluated and may be increased or decreased at Mr. Rosenwald’s discretion as circumstances warrant. As of the date of this release, Mr. Rosenwald has no future intention to acquire additional securities, or exercise of control or direction over additional securities of the Issuer or to dispose of securities of the Issuer that he owns or over which he exercises control or direction.

A report in this regard will be electronically filed with regulators in each jurisdiction where the Issuer is reporting and will be available for viewing through the internet at the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. To obtain a copy of the report, contact Mr. Rosenwald at (310) 318-9000.

(signed) “James B. Rosenwald III”
James B. Rosenwald III